Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com


March 18, 2010


VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 94
         ------------------------------------------------------------------
         (FILE NOS. 033-59692 AND 811-07584)
         -----------------------------------

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on March 11, 2010 relating to the Trust's Post-Effective Amendment No. 94 ("PEA No. 94"), filed on January 28, 2010 for the purpose of registering a new share class, Y-Class Shares, of the Managed Futures Strategy Fund and the Long/Short Commodities Strategy Fund. This letter also incorporates the comments, to the extent they are applicable, conveyed to us during a telephone conference on February 23, 2010 regarding Rydex ETF Trust Post-Effective
Amendment No. 12 filed on December 18, 2009. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information ("SAI").

PROSPECTUS COMMENTS:
--------------------

1.       COMMENT.   Unless   permitted   by  Form   N-1A,   please   remove  all
         cross-references in Items 1 through 6.

         RESPONSE. We have revised Items 1 through 6 accordingly.

2.       COMMENT. Please delete the excess language from the Redemption Fee line item in each Fund's fees and expenses table consistent with Item 3 of Form N-1A.

         RESPONSE.   We  have  revised  each  Fund's  fees  and  expenses  table accordingly.

3. COMMENT. Please clarify in each Fund's "Principal Investment Strategy" disclosure the types of equity securities the Fund invests in.

         RESPONSE. We have revised each Fund's "Principal Investment Strategy" disclosure accordingly.

3. COMMENT. Please revise each Fund's fees and expenses table to delete the "Total Other Expenses" line item and instead disclose the total amount of Other Expenses opposite the "Other Expenses" line item. In addition, please conform the "Net Total Annual Operating Expenses" line item description with Instruction 3(e) of Item 3.

         RESPONSE.   We  have  revised  each  Fund's  fees  and  expenses  table accordingly.

4. COMMENT. Please revise the last sentence of the "Example" narrative to replace "you" with "your."

         RESPONSE. We have revised each Fund's "Example" narrative accordingly.

5. COMMENT. Please delete the last two sentences under the heading "Portfolio Turnover."

         RESPONSE. We respectfully decline to make the suggested revision because our client believes that the disclosure in the last two sentences is necessary to ensure that shareholders fully understand the effect of each Fund's investments in cash instruments and derivatives on the portfolio turnover experienced by each Fund.

6. COMMENT. In each Fund's "Principal Investment Strategy" section, please refrain from using equivocal terms in the descriptions of the types of financial instruments and securities each Fund may invest in as part of its principal investment strategy.

         RESPONSE. We have revised each Fund's "Principal Investment Strategy" disclosure accordingly.

7. COMMENT. Please confirm whether each Fund is an index fund. If they are not, please revise the Funds' fundamental investment policy concerning industry concentration to clarify that the Funds' industry concentration cannot float with an index. If the Funds are index funds, please revise the last sentence of each Fund's "Principal Investment Strategy" to reflect the substance of the Funds' fundamental policy concerning issuer and industry concentration.

         RESPONSE. We confirm that both Funds are index funds and have revised the last sentence of each Fund's "Principal Investment Strategy" as follows (new language is in brackets):

         The Fund has adopted a [fundamental] investment policy to not invest 25% or more of the value of its assets in the securities of one or more issuers conducting their principal business activities in the same industry[; except that, to the extent the Fund's underlying index is concentrated in a particular industry, the Fund will necessarily be concentrated in that industry.]

8. COMMENT. For Item 5 information, please use the prescribed headings set forth in Item 5.

         RESPONSE. We have revised the headings for the Item 5 information accordingly.

9. COMMENT. Under the heading "More Information About the Trust" and the sub-heading "Investment Objectives," please confirm whether there is a policy to provide shareholder notice of a change in a Fund's investment objective. If so, please disclose such policy.

         RESPONSE. Our client's practice, under normal circumstances, is to provide 60 days' notice prior to any change of a Fund's investment objective. However, in cases where a Fund is not subject to the requirements of Rule 35d-1, our client has not adopted a formal policy to provide such notice and, thus, is unable to disclose such a policy in the Fund's prospectus.

10.      COMMENT.  Please confirm that all of the principal  risks  disclosed in
         Item 9 are summarized in Item 4 and vice versa.

         RESPONSE. We confirm that all of the principal risks disclosed in Item 9 are summarized in Item 4 and vice versa.

SAI COMMENTS:
-------------

11. COMMENT. Under the heading "Investment Policies, Techniques and Risk Factors" in the Funds' SAI, please distinguish between principal and non-principal investment strategies.

         RESPONSE. We believe the Funds' current disclosure is consistent with the requirements of Form N-1A and therefore, have not revised disclosure. We, however, will consider the staff's suggestion for future registration statements.

12.      COMMENT.   Please  confirm  that  each  of  the  principal  investments referenced under "Investment Policies, Techniques and Risk Factors" are disclosed in the Funds' Prospectus.

         RESPONSE. We confirm that each of the principal investments referenced under "Investment Policies, Techniques and Risk Factors" are disclosed in the Funds' Prospectus.

GENERAL COMMENT:
----------------

13. COMMENT. With respect to the Funds' fifth non-fundamental investment policy concerning pledging assets to secure borrowings, please explain to the staff whether there is a percentage limitation on the amount of assets that may be pledged to secure borrowings in the absence of having a segregated account.

         RESPONSE. We have confirmed with our client that, as a matter of practice, it does not pledge securities without posting the requisite collateral in a segregated account. Therefore, it has not established a specific percentage limitation that it would pledge without a segregated account.

14. COMMENT. PEA No. 94 was filed only under the Securities Act of 1933 and not the Investment Company Act of 1940. Please explain to the staff how you will correct this filing error.

         RESPONSE. PEA No. 94 was inadvertently not filed under the Investment Company Act of 1940 due to an EDGAR submission error. Our client intends to file another post-effective amendment pursuant to Rule 485(a) to rectify the submission error and to reflect the substance of the comments and responses set forth above as applicable.

                                       ***

I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.


Sincerely,

/s/ Laura E. Flores
-------------------
Laura E. Flores


c:  John McGuire, Esq.
    Amy Lee, Esq.
    Joanna Haigney